FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(U.S. dollars in millions, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Net sales	$2,842	$2,366	$8,237	$6,832
Cost of sales	1,350	1,116	3,868	3,302

Gross profit	1,492	1,250	4,369	3,530
Research and development expenses	194	141	571	413
Selling, general and administrative expenses	648	458	1,831	1,383
Acquisition of research and development in process	28	—	410	—

Operating income	622	651	1,557	1,734
Financial income (expenses)—net	63	(3)	(22)	(39)

Income before income taxes	685	648	1,535	1,695
Provision for income taxes	47	125	208	313

	638	523	1,327	1,382
Share in profit of associated companies—net	*	2	*	2
Minority interests in profits of subsidiaries—net	1	—	4	2

Net income	$637	$525	$1,323	$1,382

Earnings per share:
Basic	$0.81	$0.68	$1.70	$1.80

Diluted	$0.77	$0.64	$1.60	$1.69

Weighted average number of shares (in millions):
Basic	782	770	779	767

Diluted	837	832	837	829

Dividends per share	$0.13	$0.10	$0.39	$0.29

*	Represents an amount of less than $0.5 million.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 30, 2008	December 31, 2007
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$2,854	$1,488
Short-term investments	401	1,387
Accounts receivable	3,916	3,546
Inventories	2,872	2,440
Prepaid expenses and other current assets	908	998

Total current assets	10,951	9,859
Long-term investments and receivables	580	632
Property, plant and equipment, net	2,741	2,515
Identifiable intangible assets, net	1,956	1,919
Goodwill	8,414	8,407
Other assets, deferred taxes and deferred charges	325	80

Total assets	$24,967	$23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$744	$1,841
Sales reserves and allowances	2,210	1,733
Accounts payable	1,590	1,383
Other current liabilities	438	414

Total current liabilities	4,982	5,371
Long-term liabilities:
Deferred income taxes	621	459
Other taxes payables	405	326
Employee related obligations	166	149
Senior notes and loans	2,033	1,914
Convertible senior debentures	1,883	1,433

Total long-term liabilities	5,108	4,281

Commitments and contingencies
Total liabilities	10,090	9,652

Minority interests	34	36

Shareholders’ equity:
Ordinary shares, NIS 0.10 par value per share; September 30, 2008 and December 31, 2007: authorized—1,500 million shares; issued and outstanding—816 million shares and 808 million shares, respectively	46	46
Additional paid-in capital	8,461	8,254
Retained earnings	6,066	5,041
Accumulated other comprehensive income	1,194	1,365
Treasury shares – September 30, 2008 and December 31, 2007 –38 million and 40 million ordinary shares, respectively	(924)	(982)

Total shareholders’ equity	14,843	13,724

Total liabilities and shareholders’ equity	$24,967	$23,412

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Nine Months Ended September 30,
	2008	2007
Operating activities:
Net income	$1,323	$1,382
Adjustments to reconcile net income to net cash provided from operations:
Depreciation and amortization	375	381
Deferred income taxes—net	(179)	24
Acquisition of research and development in process	410	—
Impairment of assets	104	—
Stock-based compensation	46	51
Decrease (increase) in working capital	91	(588)
Other items—net	92	18

Net cash provided by operating activities	2,262	1,268

Investing activities:
Purchase of property, plant and equipment	(500)	(394)
Acquisition of subsidiaries, net of cash acquired	(766)	(17)
Purchase of marketable securities and other assets	(1,865)	(4,159)
Proceeds from realization of marketable securities	2,760	3,661
Other items—net	90	(14)

Net cash used in investing activities	(281)	(923)

Financing activities:
Proceeds from exercise of options by employees	106	167
Purchase of treasury shares	—	(152)
Excess tax benefit on options exercised	23	53
Proceeds from long-term loans and other long-term liabilities received	4	36
Discharge of long-term loans and other long-term liabilities	(138)	(23)
Net decrease in short-term credit	(161)	(66)
Dividends paid	(298)	(220)
Redemption of convertible senior notes	(141)	—
Other items—net	—	(1)

Net cash used in financing activities	(605)	(206)

Translation differences on cash balances of certain subsidiaries	(10)	37

Net increase in cash and cash equivalents	1,366	176

Balance of cash and cash equivalents at beginning of period	1,488	1,332

Balance of cash and cash equivalents at end of period	$2,854	$1,508

Supplementary disclosure of non-cash financing activities:

During the second quarter of 2008, $89 million principal amount of senior convertible notes were converted into approximately 2.0 million Teva shares.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the Securities and Exchange Commission. The results of operations for the three months and nine months ended September 30, 2008 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Certain transactions:

a.	Acquisitions:

1) Acquisition of Barr Pharmaceuticals, Inc.

On July 17, 2008, the Company and Barr Pharmaceuticals, Inc. (“Barr”), signed a definitive agreement under which Teva agreed to acquire Barr. Barr, the fourth largest generic company worldwide, is a global pharmaceutical company that operates in more than 30 countries, and is engaged in the development, manufacture and marketing of generic and proprietary pharmaceuticals, biopharmaceuticals and active pharmaceutical ingredients. Under the terms of the agreement, each share of Barr common stock will be converted into $39.90 in cash and 0.6272 Teva shares. The total cost of the acquisition is approximately $9 billion, including the assumption of Barr’s net debt. This acquisition is expected to further enhance Teva’s leadership position in the U.S. and to significantly strengthen its position in key European and Central and Eastern European markets.

Closing of the transaction is subject to approval by the stockholders of Barr, at their meeting scheduled for November 21, 2008, clearance by antitrust authorities in the U.S., Europe and certain other countries, and other customary conditions. The transaction is expected to close in December 2008.

2) Acquisition of CoGenesys, Inc.

On February 21, 2008, Teva acquired the total shareholdings and control of CoGenesys, Inc. (“CoGenesys”), a privately held biopharmaceutical company with a broad-based biotechnology platform and focused on the development of peptide- and protein-based medicines across broad therapeutic categories. CoGenesys was established in 2005 as a division within Human Genome Sciences, Inc. to focus on early drug development and was spun off as an independent company in June 2006. Under the terms of the agreement, Teva paid a cash purchase price of $412 million, including acquisition expenses, funded from its internal resources.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of February 21, 2008, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

The results of operations of CoGenesys have been included in the consolidated statements of income commencing March 1, 2008. An amount of $30 million was allocated to net tangible assets and liabilities. An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for five research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. These drug development projects are still in clinical trials and were valued using the Income Approach, specifically the Multi-Period Excess Earnings Method. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

3) Acquisition of Bentley Pharmaceuticals, Inc.

On July 22, 2008, Teva acquired the total shareholdings and control of Bentley Pharmaceuticals, Inc. (“Bentley”), which at the conclusion of the transaction was comprised solely of its generic pharmaceutical operations. The aggregate purchase price paid by Teva was $366 million in cash, or approximately $14.82 per Bentley share, plus acquisition costs.

Bentley manufactures and markets a portfolio of approximately 130 branded and generics pharmaceutical products in various dosages and strengths to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of July 22, 2008, based on an appraisal performed by management, with the assistance of independent appraisers. The Company has not finalized the allocation of the purchase price to the net assets acquired and liabilities assumed in this acquisition. The results of operations of Bentley have been included in the consolidated statements of income commencing August 1, 2008. Approximately $180 million was allocated to intangible assets, comprised mainly of existing products. An amount of $28 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles.

b. Kowa Cooperation Agreement

On September 24, 2008, Teva and Kowa Company, Ltd. signed a definitive agreement to establish a leading generic pharmaceutical company in Japan. The company, Teva-Kowa Pharma Co. Ltd., will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of both companies to become a supplier of high quality generic pharmaceutical products for the Japanese market. Each company will have a 50% stake in Teva-Kowa Pharma Co. Ltd., which will become operational in 2009.

c. Termination of agreements:

Under agreements entered into by Teva and sanofi-aventis, the sale and distribution, in North America, Europe and certain other countries, of Copaxone®, an innovative product of the Company for the treatment of multiple sclerosis, have been carried out by sanofi-aventis. Under the agreements, certain sales and marketing costs incurred by Teva were reimbursed by sanofi-aventis. Such reimbursements were recorded as a reduction of selling, general and administrative expenses.

Marketing of Copaxone® in the U.S. and Canada is done by Teva under the name “Teva Neuroscience.” In the core European countries, Copaxone® is jointly marketed by Teva and sanofi-aventis.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, sanofi-aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales of Copaxone® for an additional two-year period.

Commencing in 2010, but mainly by February 2012, Teva expects to take over the distribution of Copaxone® in Europe and other territories covered under these agreements, at which time sanofi-aventis will be entitled to pre-agreed termination payments for a period of two years, after which these agreements with sanofi-aventis will terminate.

NOTE 3 – Fair value measurement:

As stated in “Note 9. Recently adopted accounting pronouncements,” on January 1, 2008, the Company adopted the methods of fair value as described in SFAS No. 157 to value its financial assets and liabilities. As defined in SFAS No. 157 and clarified by FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial items carried at fair value as of September 30, 2008, are classified in the table below in one of the three categories described above:

	September 30, 2008 U.S. $ in millions
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,854	—	—	$2,854
Marketable securities*	429	$49	$261	739
Derivatives – net**	—	(27)	—	(27)

Total	$3,283	$22	$261	$3,566

*	Marketable securities consist mainly of debt securities classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value (Level 1 input) or observable prices (Level 2 input). When securities do not have an active market or observable prices, fair value is determined using a valuation model (Level 3 input). This model is based on reference to other instruments with similar characteristics, or a discounted cash flow analysis, or other pricing models making use of market inputs and relying as little as possible on entity-specific inputs. Changes in fair value, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.
**	Derivatives primarily represent foreign currency and option contracts and interest rate swaps which are valued primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

The following table summarizes the activity for those financial assets where fair value measurements are estimated utilizing Level 3 inputs.

September 30, 2008 U.S. $ in millions
Carrying Value as of January 1, 2008	$331
Change from Level 1 to Level 3 due to lack of active market	58
Amount realized	(5)
Net change to fair value:
Included in earnings	(96)
Included in other comprehensive income	(27)

Carrying value as of September 30, 2008	$261

Financial income in the three months ended September 30, 2008 included $100 million cash payment received in connection with a settlement agreement with an institution regarding Teva’s auction rate securities portfolio, which Teva continues to hold. Auction rate securities are booked under marketable securities in Level 3.

NOTE 4 – Earnings per share:

Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of treasury shares.

In computing diluted earnings per share for the three months and nine months ended September 30, 2008 and 2007, basic earnings per share were adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the convertible senior debentures and subordinated notes, using the if-converted method, by adding to net income interest expense on these debentures and subordinated notes, and amortization of issuance costs, net of tax benefits, and by adding to the number of shares the weighted average number of shares issuable upon assumed conversion of these debentures and subordinated notes; and (2) the exercise of options and restricted stock units (“RSUs”) granted under employee stock compensation plans, using the treasury stock method.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 – Inventories:

Inventories consisted of the following:

	September 30, 2008	December 31, 2007
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$774	$663
Products in process	401	330
Finished products	1,592	1,417

	2,767	2,410
Materials in transit and payments on account	105	30

	$2,872	$2,440

NOTE 6 – Revenue recognition:

Revenue is recognized when title and risk and rewards for the products are transferred to the customer, with provisions for estimated chargebacks, returns, rebates, discounts and shelf stock adjustments established concurrently with the recognition of revenue, and deducted from sales.

Provisions for chargebacks, returns, rebates and other promotional items are included in “sales reserves and allowances” under current liabilities. Provision for doubtful debts and prompt payment discounts are netted against “Accounts receivable.”

The calculation is based on historical experience and the specific terms in the individual agreements. Chargebacks are the largest component of sales reserves and allowances. Provisions for estimating chargebacks are determined using historical chargeback experience, or expected chargeback levels and wholesaler sales information for new products, which are compared to externally obtained distribution channel reports for reasonableness. Shelf-stock adjustments are granted to customers based on the existing inventory of a customer following actual or anticipated decreases in the invoice or contract price of the related product. Where there is a historical experience of Teva’s agreeing to customer returns, Teva records a reserve for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

NOTE 7 – Comprehensive income (loss):

Comprehensive income (loss) is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	U.S. $ in millions
	2008	2007	2008	2007
Net income	$637	$525	$1,323	$1,382
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities, net of tax	(14)	(9)	(142)	7
Reclassification adjustment on available for sale securities, net of tax*	22	—	104	—
Currency translation adjustment, net of tax	(869)	341	(133)	495

	$(224)	$857	$1,152	$1,884

*	Represents mainly the unrealized loss on marketable securities valued using level 3 inputs, which was considered other than temporary and charged to the statement of income.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 – Financial information by business segments:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Total
	U.S. $ in millions
Three months ended September 30, 2008:
Net sales:
To unaffiliated customers	$2,694	$148	$2,842
Intersegment	—	373	373

Total net sales	$2,694	$521	$3,215

Operating income	$407	$278	$685

Depreciation and amortization	$92	$27	$119

Three months ended September 30, 2007:
Net sales:
To unaffiliated customers	$2,236	$130	$2,366
Intersegment	**	196	196

Total net sales	$2,236	$326	$2,562

Operating income	$582	$126	$708

Depreciation and amortization	$81	$28	$109

Nine months ended September 30, 2008:
Net sales:
To unaffiliated customers	$7,780	$457	$8,237
Intersegment	—	1,026	1,026

Total net sales	$7,780	$1,483	$9,263

Operating income***	$996	$714	$1,710

Depreciation and amortization	$279	$80	$359

Nine months ended September 30, 2007:
Net sales:
To unaffiliated customers	$6,411	$421	$6,832
Intersegment	**	576	576

Total net sales	$6,411	$997	$7,408

Operating income	$1,553	$374	$1,927

Depreciation and amortization	$296	$72	$368

*	Active pharmaceutical ingredients.

**	Represents an amount of less than $0.5 million.

***	Operating income for nine months ended September 30, 2008 of the pharmaceutical segment included amounts of $382 million and $28 million for acquisition of research and development in process as part of the CoGenesys acquisition and the Bentley acquisition, respectively.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

b. The following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended September 30,		Nine Months Ended September 30,
	U.S. $ in millions
	2008	2007	2008	2007
Total operating income:
Reportable segments	$685	$708	$1,710	$1,927
Amounts not allocated to segments:
Profits not yet realized	(29)	(17)	(58)	(64)
Headquarters and other expenses	(34)	(40)	(95)	(129)
Financial income (expenses)—net	63	(3)	(22)	(39)

Consolidated income before income taxes	$685	$648	$1,535	$1,695

NOTE 9 – Recently adopted accounting pronouncements:

Effective January 1, 2008, the Company adopted Emerging Issues Task Force (EITF) Issue No. 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF No. 07-3”). Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the related goods are delivered or the services are performed, or when the goods or services are no longer expected to be provided. The Company’s adoption of EITF No. 07-3 did not have a material effect on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”) including an amendment of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which permits an entity to measure certain financial assets and financial liabilities at fair value. The Company chose not to elect the fair value option for its financial assets and liabilities existing at January 1, 2008, and did not elect the fair value option on financial assets and liabilities transacted in the nine months ended September 30, 2008. Therefore, the adoption of SFAS No. 159 had no impact on the Company’s consolidated financial statements.

Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities carried at fair value, as clarified by FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.” This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. On November 14, 2007, the FASB agreed to a one-year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities. The Company’s adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements for financial assets and liabilities and any other assets and liabilities carried at fair value. (Refer to Note 3.) The Company is currently assessing the impact of SFAS No. 157 for non-financial assets and liabilities on its consolidated financial statements.

NOTE 10 – Recently issued accounting pronouncements:

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009, and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for the Company’s 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in increased interest expense of approximately $28 million in 2009,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $45, $55 and $30 million in years 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”) as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS No. 141(R), this could significantly impact the consolidated financial statements as compared to recent acquisitions, accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 160 will not have a material impact on its consolidated financial statements.

NOTE 11 – Commitments and contingencies:

General

From time to time, Teva and its subsidiaries are subject to legal claims for damages and/or equitable relief arising in the ordinary course of business. In addition, as described below, in large part as a result of the nature of its business, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions, including those described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statements for any of such actions. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Teva may also be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third-party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation, as well as the patent law, is different in other countries where Teva does business, from time to time Teva is also involved in litigation regarding corresponding patents in those countries. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. Product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

In connection with third-party agreements, Teva may under certain circumstances be required to indemnify, and may be indemnified by, in unspecified amounts, the parties to such agreements against third-party claims.

Intellectual Property Proceedings

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Univasc® had annual sales of approximately $57 million for the twelve months ended March 2003, based on IMS data. Teva had previously obtained summary judgment of non-infringement as to one patent, but that decision was later vacated on appeal. Following Schwarz Pharma’s filing of a motion for preliminary injunction, Teva entered into an agreement with Schwarz in September 2004 whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the United States District Court for the District of New Jersey, patent expiration or a court order. In January 2005, the District Court granted Schwarz Pharma summary judgment of infringement of all claims, and in January 2006, the Court granted Teva’s motion to vacate that summary judgment decision with respect to certain of the asserted claims. Trial is scheduled to commence on December 2, 2008. In Teva’s related quinapril case, the District Court upheld the validity of the patent on November 29, 2007, and on July 1, 2008, Teva’s appeal of that decision was dismissed. The patent at issue expired on February 24, 2007, and Teva has resumed sales of its moexipril hydrochloride tablets. Were Schwarz Pharma ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages. A provision for this matter has been included in the financial statements. Also, in January 2005, Pfizer sued both Ranbaxy and Teva on the same patent at issue in the above-noted litigations in relation to Ranbaxy’s quinapril product, which Teva distributed for Ranbaxy pursuant to an agreement between the parties. On June 23, 2008, the quinapril litigation was dismissed pursuant to the terms of a settlement agreement.

In October 2004, Alpharma and Teva launched their 100 mg, 300 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004, based on IMS data. Teva’s subsidiary Ivax also launched its non-AB rated tablets in August 2004 and its AB-rated capsules and tablets in March and April 2005, respectively. In August 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva, Alpharma and Ivax. On September 21, 2007, the Federal Circuit reversed the summary judgment decision and remanded the case for further proceedings. A trial has not been scheduled. The patent at issue expires in 2017. Were Pfizer ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling its gabapentin products. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful in its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 mg and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004, based on IMS data. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial in the United States District Court for the Southern District of New York of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules concluded in June 2006. Following the expiration of the patent on April 20, 2007, the District Court issued a trial opinion on May 31, 2007 in which it found that Impax’s omeprazole capsules infringed two formulation patents and that those patents were valid. On August 20, 2008, the Federal Circuit affirmed the District Court’s decision. A separate litigation against Teva with respect to the launch of omeprazole capsules has been stayed, but is expected to be revived shortly. Were AstraZeneca ultimately to be successful in its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion for the twelve months ended June 2005, based on IMS data. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, two API patents and one polymorph patent at issue in the litigation. The latest of these patents expires in 2017. Teva has obtained summary judgment as to each of the formulation patents. In November 2006, the Federal Circuit affirmed the District Court’s denial of Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and on one of the API patents, finding that patent likely to be not infringed. A trial has not been scheduled. Teva and/or its API supplier are also involved in patent litigation in Canada, Italy and Israel with respect to this product. Were Aventis ultimately to be successful in its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In May 2007, Teva commenced sales of its 300 mg cefdinir capsule product and 125 mg/5 ml and 250 mg/5 ml cefdinir powder for oral suspension products. Cefdinir capsules and cefdinir for oral suspension are the AB-rated generic versions of Abbott’s antibiotic Omnicef®, which had annual sales of approximately $860 million for the twelve months ended December 2006, based on IMS data. Teva is in litigation with Abbott in the United States District Court for the Northern District of Illinois with respect to a polymorph patent that expires in 2011. On May 3, 2007, the Court denied Abbott’s motion for a preliminary injunction, finding that Abbott was not likely to prevail on the merits as to Teva’s noninfringement defense, based on the record before the Court. Oral argument on Abbott’s appeal of the denial of the preliminary injunction was heard on May 7, 2008. Were Abbott ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to sales of its cefdinir products and be enjoined from selling those products.

In May 2007, Teva commenced sales of its amlodipine besylate/benazepril capsules, 2.5mg/10mg, 5mg/10mg, 5mg/20mg, and 10mg/20mg. Amlodipine besylate/benazepril capsules are the AB-rated generic versions of Novartis’ Lotrel®, which had annual sales of approximately $1.4 billion for the twelve months ended March 2007, based on IMS data. On June 11, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to succeed on its allegations of infringement. The patent at issue expires in 2017. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages related to sales of its amlodipine besylate/benazepril capsules and be enjoined from selling those products.

In September 2007, Teva commenced sales of its famciclovir tablets, 125 mg, 250 mg and 500 mg. Famciclovir tablets are the AB-rated generic versions of Novartis’ Famvir®, which had annual sales of approximately $200 million for the twelve months ended June 2007. On September 5, 2007, the United States District Court for the District of New Jersey denied Novartis’ motion for a preliminary injunction, finding that Novartis was not likely to prevail on the merits as to Teva’s invalidity and inequitable conduct defenses, based on the record before the Court. On June 9, 2008, the Federal Circuit denied Novartis’ appeal of the denial of the preliminary injunction. A trial date has not been scheduled. Were Novartis ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its famciclovir tablets and be enjoined from selling those products.

In December 2007, Teva commenced sales of its pantoprazole sodium tablets, 20 mg and 40 mg. Pantoprazole sodium tablets are the AB-rated generic versions of Wyeth’s Protonix®, which had annual sales of approximately $2.5 billion for the twelve months ended September 2007, based on IMS data. On September 6, 2007, the United States District Court for the District of New Jersey denied Wyeth/Altana’s motion for a preliminary injunction, finding that Wyeth/Altana was not likely to prevail on the merits as to Teva’s invalidity defense, based on the record before the Court. Oral argument on Wyeth/Altana’s appeal of the denial of the preliminary injunction was heard on June 3, 2008. The patent at issue expires in 2010. A trial date has not been scheduled. Were Wyeth/Altana ultimately to be successful in its allegation of patent infringement, Teva could be required to pay damages relating to the sale of its pantoprazole sodium tablets and be enjoined from further selling those products.

On July 11, 2008, Teva learned that Sandoz Inc., the U.S. generic drug division of Novartis AG, in conjunction with Momenta Pharmaceuticals, Inc., had filed an ANDA with the FDA for a generic version of Copaxone® (glatiramer acetate) containing Paragraph IV certifications to each of the patents that Teva has listed in the FDA’s Orange Book for the product. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The patents, which expire on May 24, 2014, cover the chemical composition of Copaxone®, pharmaceutical compositions containing it, and methods of using it. The lawsuit has triggered a stay of any FDA approval of the Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in Sandoz’s favor. On November 3, 2008, Sandoz, Inc. and Momenta Pharmaceuticals Inc. filed their answers to Teva’s complaint. The answers assert several affirmative defenses to Teva’s patent infringement claims, including non-infringement, invalidity and enforceability of the asserted Orange Book patents. The answers also seek declaratory judgments of non-infringement, invalidity and unenforceability with respect to three unasserted Orange Book patents and two non-Orange Book patents.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Commercial Matters

In April 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently recorded impairment charges of $52 million in the aggregate relating to this product. Oral argument on the parties’ cross-motions for summary judgment was held in April 2006. On April 5, 2007, the Court granted Teva’s motion for summary judgment, dismissing Rhodes/Napp’s claims against Teva. Rhodes/Napp’s appeal will be heard on November 12, 2008.

Environmental Matters

Teva’s subsidiaries, including those in the United States and its territories, are party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as the Superfund law, or other national, federal, provincial or similar state and local laws imposing liability for the investigation and remediation of releases of hazardous substances and for natural resource damages. These proceedings seek to require the generators of hazardous wastes disposed of at a third-party site, or the party responsible for a release of hazardous substances into the environment that impacted a site, to investigate and clean up the sites or to pay for such activities and any related damages to natural resources. Teva has been made a party to these proceedings, along with other potentially responsible parties, as an alleged generator of wastes that were disposed of or treated at third-party waste disposal sites, or as a result of an alleged release from one of Teva’s facilities or former facilities that may have adversely impacted a site. In each case, the government or private litigants allege that the responsible parties are jointly and severally liable for the investigation and cleanup costs. Although the liability among the responsible parties may be joint and several, these proceedings are frequently resolved so that the allocation of cleanup costs among the parties reflects the relative contributions of the parties to the site conditions and takes into account other equitable factors. Teva’s potential liability varies greatly at each of the sites in the proceedings; for some sites the costs of the investigation and cleanup have not yet been determined, and for others Teva’s allocable share of liability has not been determined. At other sites, Teva has been paying its share, but the amounts have not been, and are not expected to be, material. Teva has taken an active role in identifying these costs, which do not include reductions for potential recoveries of cleanup costs from insurers, former site owners or operators. While it is not feasible to predict the outcome of many of these proceedings, Teva believes that they should not ultimately result in any liability that would have a material adverse effect on its financial position, results of operations or liquidity and capital resources.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc., in a class action lawsuit filed in the United States District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products (the generic version of Provigil®), were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a proposed class action on behalf of any other person or entity that purchased Provigil® directly from Cephalon from January 2006 until the alleged unlawful conduct ceases. Similar allegations have been made in a number of additional complaints, including those filed on behalf of proposed classes of direct and indirect purchasers of the product, by an individual indirect purchaser of the product and by Apotex, Inc. The cases seek various forms of injunctive and monetary relief, including treble damages and attorneys’ fees and costs. On February 13, 2008, following an investigation of these matters, the Federal Trade Commission (“FTC”) sued Cephalon, alleging that Cephalon violated Section 5 of the Federal Trade Commission Act, which prohibits unfair or deceptive acts or practices in the marketplace, by unlawfully maintaining a monopoly in the sale of Provigil® and improperly excluding generic competition. The FTC’s complaint does not name Teva as a defendant.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Teva Pharmaceuticals USA, Inc. (“Teva USA”) is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the United States District Court for the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the FTC with Biovail and Elan, to which Teva USA was not a party. The complaints seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers.

In February 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm, Teva’s Canadian subsidiary. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. In January 2006, the Court denied the motions to authorize the class action and dismissed the matters. The claimants’ appeal of that ruling was denied in May 2008 by the Quebec Court of Appeal. The claimants have filed an appeal with the Supreme Court of Canada.

Together with many other pharmaceutical manufacturers, Teva and/or its subsidiaries in the United States, including Teva USA, Sicor Inc. (“Sicor”) and Ivax (collectively, the “Teva parties”), are defendants in a number of cases pending in state and federal courts throughout the country that relate generally to drug price reporting by manufacturers. Such price reporting is alleged to have caused governments and others to pay inflated reimbursements for covered drugs.

Class actions and other cases have been filed against over two dozen pharmaceutical manufacturers, including Sicor, regarding allegedly inflated reimbursements or payments under Medicare or certain insurance plans. These cases were consolidated under the federal multi-district litigation procedures and are currently pending in the United States District Court for the District of Massachusetts (the “MDL”). On March 7, 2008, the “Track 2” defendants in the MDL, including Sicor, entered into a settlement agreement to resolve the MDL. The court granted preliminary approval of the amended MDL settlement on July 3, 2008, and a final fairness hearing is scheduled for December 16, 2008. Separately, a purported class action is pending in Arizona. Sicor is also a defendant in an action brought under the federal False Claims Act, but has not yet been served with the complaint. This matter is under seal and includes many of the same defendants as the MDL. A provision for these matters, including Sicor’s share of the MDL settlement payment, has been included in the financial statements.

A number of state attorneys general, approximately 47 counties in New York and the City of New York have also filed various actions relating to drug price reporting. The Teva parties (either collectively or individually) are currently involved in one or more actions relating to reimbursements under Medicaid or other programs in the following 18 states: Alabama, Alaska, Arizona, Florida, Hawaii, Idaho, Illinois, Iowa, Kansas, Kentucky, Massachusetts, Mississippi, Missouri, New York, South Carolina, Texas, Utah and Wisconsin. In addition to its action relating to its Medicaid program, the State of South Carolina has brought an action in the South Carolina state courts on behalf of its state health plan. In May 2008, the United States District Court for the District of Massachusetts unsealed a drug pricing action against several generic pharmaceutical companies, including various Teva parties. The action was filed by a private party pursuant to the federal False Claims Act, and it alleges, on behalf of the federal government, drug pricing claims arising from the federal government’s contributions to the various state Medicaid programs. According to the complaint, the federal government declined to intervene in the litigation. The foregoing drug pricing cases, which seek unspecified amounts in money damages, civil penalties, treble damages, attorneys fees, and/or administrative, injunctive, equitable or other relief, are at various stages of litigation, and the Teva parties continue to defend them vigorously.

IVAX Pharmaceuticals, Inc. (“IPI”) has entered into an agreement with the Office of the United States Attorney for the District of Massachusetts (the “U.S. Attorney” or the “Office”) to further toll the civil statute of limitations while that Office and the Civil Division of the Department of Justice pursue an investigation of allegations that IPI caused others to file false or tainted claims for Medicare and/or Medicaid reimbursement, in violation of law, by directly or indirectly offering or paying remuneration to customers, including but not limited to Omnicare, Inc., to induce such parties to recommend, prescribe or purchase IPI’s products. IPI is cooperating in the investigation. On April 10, 2008, the U.S. Attorney advised IPI’s counsel that criminal charges would not be brought against IPI at that time and that the Criminal Division of the Office was no longer investigating the Company. The Civil Divisions of the Office and the Department of Justice are, however, continuing their investigation into potential violations of the False Claims Act. Teva is unable to assess at this time whether IPI has any liability in connection with the potential civil claims. If IPI were found liable for any such claims, a court could impose substantial fines, treble damages, penalties and/or injunctive or administrative remedies.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva’s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva’s ability to successfully identify, consummate and integrate acquisitions, including the consummation of the pending acquisition of Barr Pharmaceuticals, Inc. and the achievement of expected synergies and other benefits of the transaction, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended September 30, 2008, to Three Months Ended September 30, 2007

General

Teva’s net sales for the third quarter of 2008 reached a record $2,842 million, an increase of 20% over the comparable quarter of 2007. Net income for the quarter reached $637 million, compared to $525 million in the comparable quarter of 2007, an increase of 21%.

Highlights of the third quarter included the following:

•

Sales increased by $476 million, which consisted of: $218 million, primarily due to organic growth; $166 million as a result of Teva’s recording of 100% of Copaxone® in-market sales in North America; and impact of currencies of $92 million.

•

Higher U.S. generic sales (by 12%) in comparison with the third quarter of 2007, reflecting the successful launch of lamotrigine and sales of other significant products that were not sold in the comparable quarter, such as budeprion XL 150 mg and risperidone, both of which were launched in the second quarter of 2008. The increase in sales resulting from these products was offset by the loss of sales of oxycodone after January 2008 and price erosion on other products.

•	10% growth in European pharmaceutical sales, which reflects primarily currency appreciation, increased Copaxone® sales and the inclusion of Bentley’s sales in Spain commencing August 2008.

•

In-market sales of Copaxone®, which increased 28% over the comparable quarter of 2007, with unit growth accounting for approximately 9% of the increase, while price increases and currency effects account for the balance.

•	R&D expenditures increased from 6.0% of sales or $141 million to 6.8% of sales or $194 million, in line with Teva’s strategy to double its R&D output by 2012.

•

The assumption of distribution activities in North America for Copaxone®, which increased sales and gross profit margins and reduced operating margins by 1.6% when compared to the comparable quarter, due to an increased SG&A level.

•	Currency appreciation against the U.S. dollar (primarily by the Euro, Israeli shekel and Canadian dollar) reduced operating margins by an additional 1.4%.

•	Cash flow from operating activities of $710 million as compared to $332 million in the comparable quarter of 2007.

•	A significantly lower tax rate this quarter of 7% of pre-tax income compared with 19% in the comparable quarter.

•	Net income was also impacted by the following items:

•	$100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities.

•	$28 million write-off of research and development in process and $5 million of inventory step-up in connection with the Bentley acquisition.

•	$26 million charge in connection with an additional other than temporary impairment of financial assets (primarily auction rate securities).

•	$3 million related tax effect on the above items.

•	The shifting currency exchange rate with some of the major non-U.S. currencies weakening against the U.S. dollar towards the end of the quarter:

•	Reduced Teva’s shareholders equity by approximately $870 million compared with June 30, 2008.

•	If such a trend persists, it is anticipated to have a further negative effect on Teva’s shareholders equity and reduce sales in subsequent quarters.

Acquisitions, Joint Venture and Divestitures

Agreement to Acquire Barr Pharmaceuticals, Inc.

As previously reported, on July 17, 2008, Teva and Barr Pharmaceuticals, Inc. (“Barr”) entered into a definitive agreement under which Teva will acquire Barr, the fourth largest generic drug company worldwide, for a total cost of approximately $9 billion, including the assumption of Barr’s net debt. On October 27, 2008, Teva and Barr announced that Barr’s syndicate of lenders agreed to amend Barr’s $1.94 billion unsecured credit facilities to permit them to remain in place following the acquisition.

Under the terms of the agreement, each share of Barr common stock will be converted into $39.90 in cash and 0.6272 Teva shares. Teva expects the transaction to close in late 2008 and to become accretive to earnings in the fourth quarter after closing. Closing of the transaction is subject to various conditions, including antitrust approvals and approval of Barr stockholders at their meeting scheduled for November 21, 2008. On September 3, 2008, Teva and Barr announced that, as expected, each party received a request for additional information (commonly referred to as a “second request”) from the U.S. Federal Trade Commission (FTC) in connection with the acquisition. The parties continue to cooperate with the FTC to obtain HSR clearance as promptly as possible. In addition, in connection with the principal regulatory approval in Europe required for closing this transaction, Teva and Barr filed a Form CO with the European Commission on November 3, 2008.

This acquisition is expected to further enhance Teva’s leadership position in the U.S. and to significantly strengthen its position in key EU and CEE markets. The combined company will have a global platform unmatched in the generics industry, operate directly in more than 60 countries and employ approximately 37,000 people worldwide.

The Barr acquisition is expected to bolster Teva’s specialty pharmaceutical platform through the addition of Barr’s substantial women’s health portfolio to Teva’s respiratory franchise, thereby further enhancing Teva’s balanced business model.

Bentley Acquisition

On July 22, 2008, Teva closed its previously announced acquisition of Bentley Pharmaceuticals, Inc. (“Bentley”), a publicly traded New York Stock Exchange listed company with generic pharmaceutical operations principally in Spain. The aggregate purchase price paid by Teva was $366 million in cash, or approximately $14.82 per Bentley share, plus acquisition costs. Bentley manufactures and markets a portfolio of approximately 130 pharmaceutical branded and generic products in various dosages and strengths, to physicians, pharmacists and hospitals. Bentley markets its products primarily in Spain, but also sells generic pharmaceuticals in other parts of the European Union. The results of operations of the acquired company were included in Teva’s consolidated statements of income commencing August 1, 2008.

Teva-Kowa Pharma Joint Venture

On September 24, 2008, Teva and Kowa Company, Ltd., a Japanese pharmaceutical company, entered into a joint venture agreement aimed at establishing a leading generic pharmaceutical company in Japan. The newly formed company will seek to leverage the marketing, research and development, manufacturing and distribution capabilities of both companies to become a supplier of high quality generic pharmaceutical products for the Japanese market. Under the joint venture agreement, each company will have a 50% stake in Teva-Kowa Pharma Co., Ltd. (“Teva-Kowa”), which will become operational in 2009. Japan is the world’s second largest pharmaceutical market. The new company, Teva-Kowa, has been established with the goal of reaching sales of $1 billion by 2015.

Israeli Veterinary Business

On October 16, 2008, Teva entered into a definitive agreement to sell its Israeli veterinary business unit to Phibro Animal Health Corporation for total consideration of approximately $47 million. Closing of the transaction is subject to certain conditions, including Israeli antitrust approvals and other conditions, and is expected to close in the first quarter of 2009. Teva’s veterinary business unit in Israel develops, manufactures and markets veterinary products for poultry and large farm animals, both in Israel and internationally, particularly in Southeast Asia, Africa, Latin America and Eastern Europe. The business operates one manufacturing facility in Israel with approximately 90 employees.

Financial Data

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended September 30		Period to Period Percentage Change
	2008	2007
Net sales	100.0%	100.0%	20%
Gross profit	52.5	52.8	19%
Research and development expenses	6.8	6.0	38%
Selling, general and administrative expenses	22.8	19.3	41%
Acquisition of research and development in process	1.0	—
Operating income	21.9	27.5	(4)%
Financial income (expenses)—net	2.2	(0.1)
Income before income taxes	24.1	27.4	6%
Net income	22.4	22.2	21%

Sales – General

Consolidated sales for the three months ended September 30, 2008 reached a record $2,842 million, an increase of 20% over the comparable quarter of 2007. Growth in sales occurred across many of our businesses, regions and products, with approximately one-fifth of that growth resulting from the strengthening of various currencies (mainly European) against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Third Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,680	1,373	22%	59%
Europe*	729	662	10%	26%
International	433	331	31%	15%

Total	2,842	2,366	20%	100%

*	All members of the European Union as well as Switzerland and Norway.

Sales By Business Segments

	U.S. Dollars In Millions Third Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
Pharmaceuticals	2,694	2,236	20%	95%
A.P.I.*	148	130	14%	5%

Total	2,842	2,366	20%	100%

*	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended September 30, 2008 were $2,694 million, or 95% of net sales, and represented an increase of 20% over the third quarter of 2007. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Third Quarter,		Percent Change 2008 from 2007	% of 2008
	2008	2007
North America	1,614	1,315	23%	60%
Europe*	685	621	10%	25%
International	395	300	32%	15%

Total	2,694	2,236	20%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the three months ended September 30, 2008 reached $1,614 million, an increase of 23% over the comparable quarter of 2007. This increase was a result of the following factors:

•

Higher U.S. generic sales (by 12%) in comparison with the third quarter of 2007, reflecting the successful launch of lamotrigine and the sales of other significant products that were not sold in the comparable quarter, including budeprion XL 150 mg and risperidone. The increase in sales resulting from these products was offset by the loss of sales of oxycodone after January 2008 and price erosion on other products.

•	Sales of 23 new products that were not sold in the comparable quarter, including budeprion XL and risperidone.

•

Teva’s assumption of North American distribution of Copaxone,® which increased sales by $166 million this quarter. Teva benefited from record in-market sales of Copaxone® in the U.S., primarily due to price increases in February and August 2008 of 12.5% and 9.9%, respectively, as well as modest unit growth.

•

Although respiratory sales were essentially flat this quarter, sales in the third quarter of 2008 benefited from particularly strong demand for Teva’s ProAir® product, which increased its market leadership of the HFA market with 59% growing to 61% by the end of October. The CFC conversion to HFA- based inhalers continues to accelerate with 80% of the market having switched by the end of this quarter and ProAir® capturing 66% of the switchers.

Teva has expanded its leading market share in the U.S. among all pharmaceutical companies—both generic and brand— with total prescriptions increasing by 36 million to reach 467 million or 12.8% of total prescriptions for the twelve month period ended September 30, 2008.

During the third quarter of 2008, Teva launched eight new products. In the U.S. generic versions of the following branded products were sold in the third quarter but were not sold in the comparable quarter of 2007 (listed in order of launch dates): propofol (Teva label), Ceftriaxone (Rocephin®), granisetron HCl tabs (Kytril®), granisetron HCI inj (Kytril®), oxytocin (Pitocin®), alendronate (Fosamax®), griseofulvin (Grifulvin V®), oxcarbazepine (Trileptal®), irinotecan HCl (Camptosar®), ciprofloxacin bag (Cipro®), epoprostenol sodium (Flolan®), ropinirole HCl (Requip®), Selfemra™ (fluoxetine) (Sarafem®), cetirizine (Zyrtec®), Budeprion (bupropion HCl ER 300mg) (Wellbutrin XL®), zaleplon (Sonata®), ramipril (Altace®), risperidone (Risperdal®), lamotrigene tabs (Lamictal® ), divalproex Sodium DR (Depakote® CP), doxycycline FOS (Vibramycin®), adenosine PFS (Adenocard®), nicardipine HCl inj. (Cardene®), azithromycin FOS (Zithromax® ), fluconazole FOS (Diflucan®) and pravastatin (Pravachol® 80mg).

Below are the abbreviated new drug application (“ANDA”) approvals Teva received from the FDA during the third quarter of 2008:

Product	Form	Approval Date		Brand Name	Annual Brand Sales ($’s MM)
Doxycline	POS	7/16/08		Vibramycin®	14
Divalproex	DR Tablets	7/29/08		Depakote CP®	821
Sumatriptan	Injection Syringes	7/29/08	*	Imitrex®	212
Adenosine	Injection Syringes	7/31/08		Adenocard®	10

*	Tentatively approved.

Teva expects that its sales in North America will continue to be fueled by its strong U.S. generic pipeline, which, as of October 28, 2008, included 145 product applications awaiting final FDA approval, including 41 tentative approvals. The branded products covered by these applications had annual U.S. sales of approximately $97 billion. Of these, approximately 86 were “Paragraph IV” applications. Teva believes it is the first to file on 58 of these 86 applications, whose aggregate annual sales in the U.S. exceeded $76 billion.

Europe

Commencing with the second quarter of 2008, sales in Central and Eastern European countries that are members of the European Union, which were previously recorded under Teva’s International region, were recorded under Teva’s European region. These countries include Bulgaria, Cyprus, the Czech Republic, Estonia, Latvia, Lithuania, Malta Poland, Romania, Slovakia and Slovenia. Teva’s European sales already included sales in Hungary. For comparison purposes, International and European sales for the comparable quarter in 2007 have been adjusted as if this change took place effective in the second quarter of 2007.

Teva’s pharmaceutical sales in Europe were $685 million in the third quarter of 2008, an increase of 10% over the third quarter of 2007. Sales benefited from positive currency effects and were impacted by the following factors:

•	The inclusion, starting August 1, 2008, of sales from the newly acquired Spanish operations of Bentley.

•	Higher sales in France due to growth in the French generic market and Teva’s growing share of this market.

•	Increased sales in certain relatively small European countries.

•	Unfavorable market conditions in the U.K. and Italy, resulting in price declines, and changes in the reimbursement system in the Netherlands, reduced Teva’s generic sales.

•	Increased Copaxone® and Azilect® sales.

•	Lower sales of respiratory products, mainly in the U.K., where penetration of Teva’s principal HFA-based product was slower than anticipated.

•	The loss of sales of certain European businesses, which were sold subsequent to the comparable quarter in 2007, reduced European sales by $18 million.

If such trend persists, the shifting currency exchange rates between the U.S. dollar and currencies in some of Teva’s major European markets experienced toward the end of the third quarter and beginning of the fourth quarter of 2008 may have a negative effect on Teva’s sales in subsequent quarters.

As of September 30 2008, Teva had received 855 generic approvals in Europe relating to 124 compounds in 238 formulations, including one EMEA approval valid in all EU member states. In addition, Teva had approximately 2,865 marketing authorization applications pending approval in 30 European countries, relating to 203 compounds in 402 formulations, including eight applications pending with the EMEA.

        In September 2008, the European Commission’s Directorate General for Enterprise and Industry granted Teva a marketing authorization for its human granulocyte colony stimulating factor (G-CSF) product. This authorization followed the positive opinion issued by the CHMP, the scientific committee of the EMEA. Teva’s product is the first biosimilar G-CSF to receive a marketing authorization in the European Union and will be marketed under the brand name TevaGrastim®. G-CSF, mainly indicated for the treatment of chemotherapy-induced neutropenia, was developed by Teva in collaboration with a partner. The brand product, Neupogen® Filgrastim, had worldwide sales of approximately $1.3 billion and approximately $300 million in the EU in the twelve months that ended June 30, 2008, based on IMS sales data. Teva plans to begin marketing the product throughout Europe in 2009.

International

Teva’s International group includes countries other than the U.S., Canada, EU member states, Norway and Switzerland. Pharmaceutical sales in those countries were $395 million in the third quarter of 2008, an increase of 32% over the third quarter of 2007, primarily reflecting strong sales in Latin America countries, Russia, Turkey and Israel. Currency fluctuations increased sales by approximately 7%. The shifting trend in currencies in some of Teva’s major international markets may have a negative effect on Teva’s sales in subsequent quarters.

Teva’s International group generated approximately 45% of its sales in Latin America, 31% in Israel, 14% in non-EU member states in the CEE region and 10% in other countries.

The inflation rate in Venezuela has accelerated in recent months. If inflation further accelerates, it is expected that Teva’s sales and profit generated in Venezuela will be negatively impacted.

Innovative and Specialty Products

Copaxone®. During the third quarter of 2008, global in-market sales of Copaxone®, Teva’s leading innovative drug for the treatment of multiple sclerosis (MS), totaled $562 million, an increase of 28% over the comparable quarter of 2007, with unit growth accounting for approximately 9% of the increase and price increases and exchange rate differences accounting for the balance.

This growth was driven by increased sales in the U.S. and increased sales in markets outside the U.S. Growth in U.S. sales was driven primarily by a price increase in February 2008 and August 2008 and to a smaller extent unit increases, whereas the increase in sales outside the U.S. was driven by volume unit growth, price mix and favorable exchange rate effects. Markets outside the U.S. where unit growth was achieved included Italy, Spain, France and Brazil. In Canada, Copaxone® became the leading MS therapy. Teva’s assumption of the distribution activities of Copaxone® in North America increased sales by $166 million this quarter compared to the comparable quarter in 2007. The strengthening of foreign currencies against the U.S. dollar also contributed to the sales increase this quarter. U.S. sales accounted for 63% of global Copaxone® sales in the third quarter of 2008, compared with 64% in the comparable quarter of 2007. U.S. in-market sales increased 25% to $352 million, and non-U.S. in-market sales increased 31% to $210 million. Copaxone® continued to be the leading MS therapy in the U.S., with market shares in terms of new and total prescriptions of 36.9% and 35.6%, respectively, according to September 2008 IMS data.

In April 2008, Teva took over the U.S. and Canadian distribution of Copaxone®. Under the terms of the agreements, sanofi-aventis is entitled to payment by Teva of previously agreed-upon termination consideration of 25% of the in-market sales in the U.S. and Canada for an additional two-year period, which is recorded as part of the SG&A. Sanofi-aventis also ceased to participate in Teva’s Copaxone® sales and marketing expenses in North America that were recorded against SG&A in previous quarters. This change has a positive contribution to Teva’s net sales, gross profit and gross profit margin but an increase in SG&A expenses, resulting this quarter in a small negative effect on operating income of 1.6%.

To date, Copaxone® has been approved for marketing in 51 countries worldwide, including the U.S., Canada, Israel, all EU countries, Switzerland, Australia, Russia, Mexico, Brazil and Argentina and maintained its status as the leading global MS treatment.

Azilect®. Azilect® (rasagiline tablets), Teva’s once-daily treatment for Parkinson’s disease and its second innovative drug, continued to establish itself in the U.S. and Europe. Global in-market sales in the quarter reached $46 million compared to $33 million in the third quarter of 2007, an increase of 39%. Azilect® is now available in 32 countries. Teva is working to prepare the submission of the promising results of the ADAGIO trial and tyramine studies (as described below) to the FDA and expects significant growth from Azilect® in the coming quarters.

Respiratory. Teva’s global respiratory business recorded sales of $177 million in the third quarter of 2008, as compared to sales of $179 million during the third quarter of 2007. In the U.S., higher sales of ProAir® resulted from anticipated CFC conversion required by January 1, 2009. Offsetting that increase was lower sales in the U.K., where Teva’s CFC and BDP products were negatively affected by competition.

During the third quarter of 2008, Teva maintained its overall U.S. market leadership with an approximately 59% share of the HFA market. The CFC conversion to HFA-based inhalers continues to accelerate with 80% of the market having switched by the end of this quarter and Pro Air® capturing 66% of the switchers. As required by the FDA and the EPA, sales of CFC-based products will no longer be allowed starting January 1, 2009.

Sales of Active Pharmaceutical Ingredients (API)

        API sales to third parties reached this quarter $148 million, an increase of 14% over the third quarter of 2007. Total API sales, including internal sales to Teva’s pharmaceutical businesses, were $521 million, an increase of 60% over sales during the third quarter of 2007. Internal sales were 90% higher when compared to the third quarter of 2007, primarily as a result of vertically integrated product launches during 2008, reflecting the successful launch of lamotrigine.

Gross Profit

Gross profit margin was 52.5% in the third quarter of 2008, compared to 52.8% for the third quarter of 2007 and 51.8% for all of 2007. Higher gross profit margins in Teva’s innovative business due to the assumption of distribution activities of Copaxone® in the U.S. were offset by the adverse effect of exchange rate differences as well as a different product mix.

Research and Development (R&D) Expenses

Net R&D spending for the quarter grew by 38% over the comparable quarter of 2007 and reached $194 million, more than half of which went to generic R&D. This amount of R&D spending represents an increase from 6.0% of net sales in the third quarter of 2007 to 6.8% in this quarter. This higher spending rate is in accordance with Teva’s strategic decision to double R&D output by 2012. Significant increases in R&D spending were recorded in Teva’s generic R&D activities and research efforts directed to biogenerics, including research at Teva Biopharmaceuticals USA (formerly CoGenesys) acquired in March 2008. In connection with the Bentley acquisition, Teva wrote off $28 million of research and development in process in the third quarter of 2008.

In July 2008, Teva announced top-line results from a Phase III study designed to assess the efficacy, safety and tolerability of glatiramer acetate (GA) 40mg as compared to Copaxone® 20mg in the treatment of relapsing-remitting multiple sclerosis. The 40mg dose did not demonstrate increased efficacy in reducing the relapse rate; however, the higher dose maintained the favorable safety and tolerability profile of Copaxone® 20mg. Seventy-eight percent (78%) of Copaxone® 20mg treated patients remained relapse-free throughout the study. Moreover, patients that completed one year of treatment with Copaxone® 20mg experienced a very low annualized relapse rate of 0.27. This robust effect was also reflected in a remarkable reduction of inflammatory activity as measured by MRI.

New data from PreCISe, in clinically isolated syndrome patients, has demonstrated that Copaxone® (glatiramer acetate injection) significantly improved neuro-axonal integrity in patients presenting with a first clinical event suggestive of multiple sclerosis (MS) versus patients who received placebo (p=0.03), as measured by proton magnetic resonance spectroscopy. This effect was maintained over two years of treatment. The data represent the first evidence of neuro-axonal protection by a disease modifying therapy in patients presenting with a first clinical event suggestive of MS.

In July 2008, Momenta Pharmaceuticals, Inc. and Sandoz Inc. announced the filing of an ANDA containing a Paragraph IV certification for Copaxone®. On August 28, 2008, Teva filed a complaint against Sandoz, Inc., Sandoz International GmbH, Novartis AG and Momenta Pharmaceuticals, Inc. in the United States District Court for the Southern District of New York, alleging infringement of four Orange Book patents, as well as trade secret misappropriation claims. The lawsuit triggered a stay of the FDA approval of the Momenta/Sandoz ANDA until the earlier of the expiration of a period of 30 months or a district court decision in its favor. Momenta/Sandoz cannot launch a generic version of Copaxone® before it receives final approval of its ANDA from the FDA. Teva believes replicating this formulation would be extremely difficult and presents a significant regulatory challenge.

In July 2008, Teva and Active Biotech announced that patients are being enrolled for the BRAVO Phase III pivotal trial. BRAVO is a global, 24-month, double-blind study designed to evaluate the efficacy, safety and tolerability of the oral compound laquinimod versus placebo, and to provide risk-benefit data for laquinimod versus a currently available injectable treatment, Avonex®. The BRAVO trial, which was initiated in April this year, aims to enroll approximately 1,200 patients with relapsing-remitting multiple sclerosis (RRMS). A second global Phase III trial of laquinimod including 1,000 patients, ALLEGRO, is also ongoing and recruiting patients globally.

New data from the extension phase of oral laquinimod in relapsing-remitting multiple sclerosis (RRMS) demonstrated a significant reduction in the mean number of gadolinium-enhancing (GdE) lesions in both patients who switched from placebo to laquinimod and patients who continued with their initial laquinimod dose.

In August 2008, results of the phase III ADAGIO trial were presented during the 12th Congress of European Federation of Neurological Societies (EFNS) in Madrid, Spain. The ADAGIO study showed that Parkinson’s disease (PD) patients who took Azilect® (rasagiline) 1mg tablets once-daily upon entry into the trial, demonstrated a significant improvement compared to those who initiated the drug nine months later. The 1mg dose met all three primary endpoints, as well as the secondary endpoint, with statistical significance.

In November 2008, Teva announced the results of a study in which Azilect® (rasagiline tablets) demonstrated selective MAO-B inhibition at the approved dose of 1mg. Selectivity was tested by evaluating the interaction between tyramine and rasagiline in healthy subjects. Non selective MAO inhibitors may have some contra indications with certain foods and drugs. These limitations are not associated with selective MAO inhibitors and therefore they can be broadly prescribed. Based on these positive results, Teva will work with the U.S. FDA to modify the Azilect® label to reflect this data.

Selling, General and Administrative (SG&A) Expenses

        SG&A expenses, which represented 22.8% of net sales, amounted to $648 million in the third quarter of 2008, as compared to 19.4% of net sales and $458 million in the third quarter of 2007. The increase is primarily due to the changes in

Teva’s relationship with sanofi-aventis (as described above), including the payments to sanofi-aventis, and the associated lack of participation by sanofi-aventis in Teva’s marketing efforts and Teva’s assumption of the distribution of Copaxone® in the U.S. and Canada as of April 1, 2008. The net impact on SG&A totaled in $171 million in third quarter.

Financial Expenses / Income

Net financial income for the third quarter of 2008 was $63 million compared with expenses of $3 million during the comparable quarter of 2007. Net financial income included $100 million received in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities, a write-down of $26 million in the carrying value of Teva’s portfolio of auction rate securities as a result of what is considered an other than temporary reduction of the fair market value of these securities, and a write off of other financial assets. In addition to these items, financial income line item was impacted by increased erosions of certain balance sheet items due to exchange rate the movements and lower interest expenses due to reduced borrowing levels.

Tax Rate

The Company currently estimates its effective tax rate for 2008 to be 11% of pre-tax income, excluding in-process research and development charges. As a result, the provision for taxes for the third quarter of 2008 amounted to $47 million, or 7% of pre-tax income of $685 million. The provision for taxes in the comparable quarter of 2007 was $125 million, or 19% of pre-tax income. The lower tax rate reflects a different product mix, higher vertically integrated product sales in 2008 based on production in Israel in sites which benefit from a reduced tax rate and the tax effect on the settlement agreement regarding auction rate securities, which was partially offset by the impact of the research and development in process charges which are not tax deductible. As Teva has previously indicated, such 11% tax rate will not necessarily be maintained.

Net Income and Share Count

Net income for the quarter ended September 30, 2008 totaled $637 million compared to net income of $525 million in the third quarter of 2007. Diluted earnings per share reached $0.77 for the third quarter of 2008, compared to $0.64 for the third quarter of 2007. Net income as a percentage of sales was 22.4% in the third quarter of 2008, compared to 22.2% in the comparable quarter. The increase in net income margin is attributable to the significant amount of financial income this quarter as well as the substantially lower tax rate recorded this quarter.

For the third quarter of 2008, the share count for the diluted earnings per share calculation was 837 million, as compared to 832 million for the third quarter of 2007. For purposes of calculating Teva’s market capitalization at September 30, 2008, Teva uses approximately 784 million shares. Such number represents ordinary shares outstanding on such date, less shares held by subsidiaries, plus exchangeable shares issuable in connection with the acquisition of Novopharm Ltd.

Comparison of Nine Months Ended September 30, 2008 to Nine Months Ended September 30, 2007

General

In general, the factors mentioned above that serve to explain quarterly changes on a year-over-year basis are also relevant to a comparison of the results for the nine months ended September 30, 2007 and September 30, 2008. Additional factors affecting the nine month comparisons are described below.

In the first quarter of 2008, Teva substantially expanded the capabilities of its biogenerics business by acquiring CoGenesys, Inc. (since renamed Teva Biopharmaceuticals USA, Inc.) for a cash purchase price of $412 million, including acquisition expenses, which was funded from internal resources. An amount of $382 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, had not reached technological feasibility and had no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles.

Teva’s net sales for the first nine months of 2008 reached $8,237 million and grew by 21% over the comparable period of 2007. Net income for period reached $1,323 million, compared to a net income of $1,382 million in the comparable period of 2007.

The following table sets forth certain financial data presented as a percentage of net sales and the percentage change for the periods indicated.

	Percentage of Net Sales Nine Months Ended September 30,		Period to Period Percentage Change
	2008	2007
Net sales	100.0%	100.0%	21%
Gross profit	53.0	51.7	24%
Research and development expenses	6.9	6.1	38%
Selling, general and administrative expenses	22.2	20.2	32%
Acquisition of research and development in process	5.0	—	—
Operating income	18.9	25.4	(10)%
Financial expenses—net	0.3	0.6	(44)%
Income before income taxes	18.6	24.8	(9)%
Net income	16.1	20.2	(4)%

Sales – General

Sales for the nine months ended September 30, 2008 reached $8,237 million, an increase of 21% over the comparable period of 2007, with approximately one-quarter of that growth resulting from the strengthening of various currencies (mainly European) against the U.S. dollar.

Sales By Geographical Areas

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	% of 2008
	2008	2007
North America	4,686	3,927	19%	57%
Europe*	2,266	1,934	17%	27%
International	1,285	971	32%	16%

Total	8,237	6,832	21%	100%
* All members of the European Union as well as Switzerland and Norway.

Sales By Business Segments

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	% of 2008
	2008	2007
Pharmaceuticals	7,780	6,411	21%	94%
A.P.I.*	457	421	9%	6%

Total	8,237	6,832	21%	100%
* Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the nine months ended September 30, 2008 were $7,780 million, or approximately 94% of total net sales, representing an increase of 21% over the same period of 2007. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions Nine Months Ended September 30,		% Change	% of 2008
	2008	2007
North America	4,487	3,727	20%	58%
Europe*	2,114	1,798	18%	27%
International	1,179	886	33%	15%

Total	7,780	6,411	21%	100%

*	All members of the European Union as well as Switzerland and Norway.

North America

Pharmaceutical sales in North America for the nine months ended September 30, 2008 reached $4,487 million, an increase of 20% over the comparable period of 2007. The overall sales growth in this nine month period benefited from the sales of 23 new products during this period.

Europe

Teva’s pharmaceutical sales in 28 countries in Western Europe and other countries that are members of the European Union were $2,114 million in the nine months ended September 30, 2008, an increase of approximately 18% over the comparable period of 2007.

International

Pharmaceutical sales in Teva’s International group were $1,179 million in the first nine months of 2008, an increase of approximately 33% over the comparable period of 2007.

Innovative and Specialty Products

Copaxone®. During the first nine months of 2008, global in-market sales of Copaxone®, Teva’s leading innovative drug, totaled $1,667 million, an increase of 30% over the comparable period of 2007.

As of April 1, 2008, Teva assumed sole responsibility for the distribution of Copaxone® in the U.S. and Canada from sanofi-aventis, and as of that date, it started recording the full in-market sales of Copaxone® in these regions.

Azilect®. Global in-market sales in the first nine months of 2008 reached $125 million compared to $86 million in the comparable period of 2007.

Respiratory. Teva’s global respiratory business recorded $514 million in sales in first nine months of 2008, a decrease of more than 7% from sales in the comparable period in 2007.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties were $457 million in the first nine months of 2008, compared to $421 million in the first nine months of 2007. Total API sales during this period, including internal sales to Teva’s pharmaceutical businesses, were $1,482 million, an increase of 49% compared to the same period of 2007.

Gross Profit

Gross profit margin was 53.0% for the nine months ended September 30, 2008, compared to 51.7% in the comparable period of 2007.

Research and Development (R&D) Expenses

        Net R&D spending for the nine months ended September 30, 2008 increased by 38% over the comparable period of 2007 and reached $571 million.

In connection with the CoGenesys acquisition, Teva wrote off $382 million of in-process R&D in the first quarter of 2008.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 22.2% of net sales, amounted to $1,831 million in the nine months ended September 30, 2008, as compared to 20.2% of net sales and $1,383 million in the comparable period of 2007. These substantially higher SG&A expenses as a percentage of net sales are primarily due to increased selling and marketing expenses, in light of the changes in Teva’s relationship with sanofi-aventis.

Financial Expenses

Net financial expenses for the nine months ended September 30, 2008 of $22 million were approximately 56% the amount in the comparable period of 2007, reflecting primarily financial income on Teva’s higher portfolio and a lower financial expenses relating to currencies impact. A write down of $96 million in the carrying value of Teva’s portfolio of auction rate securities as a result of what is considered to be an other than temporary reduction of the fair market value of these securities was offset by the $100 million income from a settlement agreement.

Tax Rate

The provision for taxes in the first nine months of 2008 amounted to $208 million, or 14% of pre-tax income. The provision for taxes in the comparable period of 2007 was $313 million, or 19% of pre-tax income. The lower tax rate reflects a different product mix, higher vertically integrated product sales in 2008 based on production in Israel in sites which benefit from a reduced tax rate and the tax effect on the settlement agreement regarding auction rate securities, which was partially offset by the impact of the research and development in process charges which are not tax deductible.

Net Income

Net income for the first nine months of 2008 totaled $1,323 million compared to net income of $1,382 million in the comparable period of 2007. Diluted earnings per share were $1.60 for the first nine months of 2008, compared with diluted earnings per share of $1.69 for the comparable period of 2007. Net income as a percentage of sales was 16.1% in the first nine months of 2008.

Supplemental As Adjusted Income Data

The tables below present supplemental data, in U.S. dollar terms, as a percentage of sales and the increase/decrease by item as a percentage of the amount for the comparable period, after excluding the following items, which management believes facilitates an understanding of the trends underlying Teva’s business:

In the three months ended September 30, 2008:

•	$100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities.

•	$28 million write-off of research and development in process and $5 million of inventory step-up in connection with the Bentley acquisition.

•	$26 million charge in connection with an additional other than temporary impairment of financial assets (primarily auction rate securities).

•	$3 million related tax effect on the above items.

In the nine months ended September 30, 2008:

•	$382 million charge related to the write-off of research and development in process in connection with the CoGenesys acquisition.

•	$100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities.

•

$102 million charge in connection with an other than temporary impairment of financial assets (primarily auction rate securities), including $77 million of impairment of auction rate securities recorded during the first six months of 2008 that were not excluded previously from the GAAP results.

•	$28 million write-off of research and development in process and $5 million of inventory step-up in connection with the Bentley acquisition.

The data so presented — after these exclusions — are the results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. For example, the Company annually prepares detailed “work plans” for the next three succeeding fiscal years. These are the work plans used to manage the business and are the plans against which management’s performance is measured. All of such plans are prepared on a basis comparable to the presentation below, in that none of the plans takes into account those elements that are factored out in the “as adjusted” presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board on the Company’s performance, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the “as adjusted” approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses are performance targets tied to the work plan, and thus tied to the same “as adjusted” presentation as is set forth below.

In arriving at its “as adjusted” presentation, Teva has in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of Teva’s management, are items that, either as a result of their nature or size, Teva would not expect to occur as part of its normal business on a regular basis, and that, were they not singled out, could potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: purchase accounting adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, and inventory “step-ups” following acquisitions; restructuring charges related to efforts to rationalize and integrate Teva’s operations on a global basis; material tax and other awards or settlements — both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; and the income tax effects of the foregoing types of items when they occur. As adjusted data are non-GAAP financial measures and should not be considered replacements for GAAP results. Teva provides such non-GAAP data on an adjusted basis because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses the performance of the Company. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of the Company’s results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of the Company’s performance to other companies in the pharmaceutical industry.

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

Supplemental as adjusted income data

	Three Months Ended September 30,		Percentage of Net Sales Three Months Ended September 30,		Percentage Change Comparison 2008-2007
	2008	2007	2008	2007
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	2,842	2,366	100.0	100.0	20
Gross profit	1,497	1,250	52.7	52.8	20
Income before income taxes	644	648	22.7	27.5	(1)
Provision for income taxes	44	125	1.5	5.3	(65)
Effective tax rate	7%	19%
Net income	599	525	21.1	22.2	15
Diluted earnings per share	0.72	0.64			13
Weighted average number of shares	837	832

	Nine Months Ended September 30,		Percentage of Net Sales Nine Months Ended September 30,		Percentage Change Comparison 2008-2007
	2008	2007	2008	2007
	U.S. dollars and shares in millions (except percentages and per share amounts)%			%	%
Net sales	8,237	6,832	100	100	21
Gross profit	4,374	3,530	53.1	51.7	24
Income before income taxes	1,953	1,695	23.7	24.8	15
Provision for income taxes	208	313	2.5	4.6	(34)
Effective tax rate	11%	19%
Net income	1,740	1,382	21.1	20.2	26
Diluted earnings per share	2.10	1.69			24
Weighted average number of shares	837	829

Reconciliation between Reported Net Income and Earnings per Share to Adjusted Net Income and Earnings per Share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
	U.S. dollars in millions (except per share amounts)
Reported net income	637	525	1,323	1,382
Inventory step-up	5	—	5	—
Acquisition of research and development in-process	28	—	410	—
Settlement with an institution	(100)	—	(100)	—
Impairment of financial assets	26	—	102	—
Related tax effect	3	—	—	—
Adjusted net income	599	525	1,740	1,382
Diluted earnings per share:
Reported ($)	0.77	0.64	1.60	1.69
Adjusted ($)	0.72	0.64	2.10	1.69

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition, sales reserves and allowances, income taxes, contingencies, inventories and valuation of intangible assets, marketable securities and long-lived assets. Please refer to Note 1 to the Consolidated Financial Statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007 for a summary of all significant accounting policies.

Recently Issued Accounting Pronouncements

In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (the “FSP”), which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retroactive application to the terms of instruments as they existed for all periods presented. The FSP is effective for us as of January 1, 2009, and early adoption is not permitted. The adoption of this FSP will primarily affect the accounting for the Company’s 0.25% Senior Convertible Debentures due 2026 and 1.75% Senior Convertible Debentures due 2026 and will result in increased interest expense of approximately $28 million in 2009, and a negligible effect on diluted earnings per share. The retroactive application of this FSP to years 2006 through 2008 will result in increased annual interest expense of approximately $45, $55 and $30 million in years 2006, 2007 and 2008, respectively.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets,” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, as an amendment to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of adopting this pronouncement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“FAS 141R”), “Business Combinations.” FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and amortized over its useful life and assessed for impairment where relevant; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date. Early adoption is not permitted. As applicable to Teva, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of SFAS No. 141(R), this could significantly impact the consolidated financial statements as compared to recent acquisitions, accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin 51” (“FAS 160”), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Teva, this statement will be effective as of the year beginning January 1, 2009. Teva believes that the adoption of FAS 160 will not have a material impact on its consolidated financial statements.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the third quarter of 2008, the Euro appreciated by 10% against the U.S. dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint appreciated by approximately 15%, the Pound Sterling depreciated by 6% and the NIS appreciated by 17% between the third quarter of 2007 and the third quarter of 2008. In addition, the Canadian dollar experienced almost no change versus the U.S. dollar. In Israel, the dollar value of local sales increased as a result of the revaluation of the NIS by 15%.

Exchange rate movements increased Teva’s sales by approximately 4% during the third quarter of 2008 as compared to the comparative quarter of 2007, with a negative effect on operating income of $18 million.

Liquidity and Capital Resources

Total assets decreased by $53 million from June 30, 2008, reaching $25 billion at September 30, 2008. Working capital (current assets less current liabilities) was $6 billion at the quarter end, an increase of $603 million, or approximately 11%, from June 30, 2008.

Inventories decreased during the quarter by $35 million, primarily reflecting the strengthening toward the end of the quarter of the U.S. Dollar compared to most of the major currencies, which reduced the value of non U.S Dollar denominated inventories. This decrease was partially offset by the inclusion of the Bentley inventory as well as the augmentation of inventories to improve Teva’s ability to meet customer requirements. The ratio of days sales in inventory at September 30, 2008 increased to 195 compared to 192 at June 30, 2008.

Trade receivables increased by $132 million during the quarter, mainly due to receivables recorded during the third quarter of 2008 in connection with the sale of lamotrigine, offset by decreased receivables which are denominated in non U.S. Dollar due to the strengthening of the U.S. Dollar toward the quarter end. Days sales outstanding (receivables), net of Sales Reserves and Allowances (“SR&A”), increased to 55 days in September 2008 compared to 54 days in June 2008. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability, Teva has used a net figure for the calculation in order to facilitate a more meaningful comparison with some of its peers, which record receivables net of these reserves.

SR&A increased during the third quarter of 2008 from $2.1 billion on June 30, 2008 to $2.2 billion at September 30, 2008 primarily due to chargeback provisions for new products, timing of payment for certain annual rebates and the transfer of distribution rights for Copaxone® , which consequently resulted in recording reserves related to such product.

Investment in property, plant and equipment in the third quarter of 2008 was $178 million, compared to $128 million in the comparable quarter last year and $542 million for all of 2007. Capital expenditures are accelerating as the year progresses to an annual level exceeding $700 million for 2008, mainly as a result of previously announced plant and capacity expansions to support Teva’s strategic plan, with a corresponding increase in depreciation. Depreciation and amortization amounted to $127 million in the third quarter of 2008, as compared to $114 million in the comparable quarter of 2007.

Shareholders’ equity reached $14.8 billion at September 30, 2008, a decrease of $232 million from June 30, 2008, reflecting the substantial currency translation differences on subsidiaries whose functional currencies are other than the U.S. dollar of approximately $870 million, which was partially offset by net income for the quarter and other equity movements. As of September 30, 2008, the accumulated currency translation differences in shareholders’ equity amounted to approximately $1.3 billion.

Cash flow generated from operating activities during the third quarter of 2008 was $710 million compared to $332 million in the comparative quarter. This reflects the higher net income this quarter as well as a lower level of funds absorbed into working capital.

As of September 30, 2008, Teva held auction rate securities with a principal amount of $440 million, compared with $655 million held on December 31, 2007. The decrease resulted from the sale of $215 million principal amount of such securities. Auction rate securities are long-term securities with maturities ranging from 10 to 40 years and were designed to offer liquidity through an auction, generally every 28 days. The uncertainties in the credit markets have resulted in unsuccessful auctions for the auction rate securities that Teva holds. Consequently, the interest on these securities was increased as per their terms, and the securities were reclassified as long-term. As auctions for these securities have not been held since mid-2007 and due to a downgrade in rating of certain of these securities, Teva reassessed their fair market value as of September 30, 2008. Based on a valuation model that Teva developed, the fair value of these securities was reduced by approximately $179 million on an accumulated basis, of which $96 million is considered “other than temporary” and thus charged in this quarter as well as in the previous quarters to earnings under finance expenses. $83 million is recorded as a balance sheet item under Other Comprehensive Income. As a result, the value of the auction rate securities held by Teva at September 30, 2008 amounted to $261 million, which represents approximately 7% of Teva’s cash and marketable securities.

In the third quarter, Teva recorded $100 million of financial income in connection with a settlement agreement with an institution related to Teva’s investment in auction rate securities.

Teva’s principal sources of short-term liquidity are its existing cash investments and liquid securities, as well as internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. However, following the agreement to acquire Barr Pharmaceuticals, Inc, as described above, it is anticipated that Teva’s available cash on hand and its committed bridge financing will provide Teva with sufficient funds to complete the acquisition of Barr as well as support the continued growth of our business. Barr and its syndicate of lending banks, arranged by Bank of America, have agreed to amend Barr’s unsecured credit facilities to permit them to remain in place following Barr’s acquisition by Teva. Teva continues to review additional opportunities to acquire companies in the pharmaceutical and API industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its existing credit lines or to raise additional funds in the debt or equity markets.

Risk Factors

Except as set forth below, there have been no material changes to the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

Closing of the Barr acquisition remains subject to various conditions and, even if consummated, we may not achieve the anticipated benefits of the transaction.

On July 17, 2008, Teva and Barr Pharmaceuticals, Inc. (“Barr”), signed a definitive agreement under which Teva will acquire Barr for total cash and stock of approximately $9 billion, including the assumption of Barr’s net debt. The closing of the transaction is subject to approval by the stockholders of Barr, clearance by antitrust authorities in the U.S. and Europe and certain other countries and other customary conditions. Although Teva expects the transaction to close in December 2008, there can be no assurance that such conditions will be met in that time frame, or at all. In addition, even if the transaction is consummated, there can be no assurance that Teva will be able to successfully integrate Barr’s operations or achieve expected synergies and other anticipated benefits of the merger. The integration process could result in diversion of our management’s attention, the disruption of our ongoing business and the loss of key employees or customers.

There will be significant changes with respect to the financial statements of Teva, Barr and the combined company if the merger is not consummated by December 31, 2008.

In December 2007, FASB issued Statement No. 141(R), Business Combinations —revised (“SFAS 141R”). SFAS 141R will be effective for all business combinations consummated beginning January 1, 2009. This new standard could significantly change the accounting for, and reporting of, business combination transactions in financial statements.

Under SFAS 141R, the following items could have a material impact on accounting for the business combination, which will result in the following less favorable accounting treatment for Teva, to the extent that Teva does not consummate the Barr acquisition until the end of 2008: (1) the asset related to in-process research and development would be treated as an indefinite-lived intangible asset and capitalized, but would not be subject to amortization until the associated research and development activities are either completed or abandoned. This would likely result in the balance sheet including additional intangible assets, which would be subject to amortization or potential impairment upon completion of the merger; (2) the purchase price paid in shares would be valued at the closing date of the transaction rather than at the announcement date, which could significantly change the purchase price and the related goodwill amounts which will be presented in the balance sheet; (3) acquisition-related costs would not be part of the purchase price allocation and, as a result, the impact to the balance sheet would be to reduce the purchase price and the related goodwill with a corresponding decrease to retained earnings; and (4) restructuring costs would most likely be expensed as incurred.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2007.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Commitments and contingencies” included in Note 11 to Teva’s consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At Teva’s special meeting of shareholders held on September 25, 2008, Teva’s shareholders approved the appointment of Mr. Joseph (Yosi) Nitzani as a statutory independent director for a term of three years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

Date: November 7, 2008

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Chief Financial Officer